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January 3, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated December 29, 2005 announcing that Arcelor has engaged in a strategic partnership for Erdemir and (ii) a press release dated December 30, 2005 announcing the mailing of a bid circular in connection with Arcelor's offer to acquire Dofasco Inc.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

arcelor

PRESS RELEASE

ARCELOR ANNOUNCES MAILING OF BID CIRCULAR IN CONNECTION WITH ITS OFFER TO ACQUIRE DOFASCO INC.

Luxembourg/Toronto – December 30, 2005 – Arcelor S.A. announced today that it has mailed to Dofasco shareholders its takeover bid circular in connection with its previously announced all-cash offer to acquire all of the outstanding common shares of Canadian steelmaker Dofasco Inc. (TSX: DFS) at C$63.00 per share.

The offer price represents a premium of approximately 2.4% over the price of ThyssenKrupp's offer dated December 5, 2005, of C$61.50 per share.

The offer is open for acceptance for 35 days and contains certain conditions that are customary to transactions of this nature, including the valid tender, and non-withdrawal, of at least 66-2/3% of Dofasco's common shares, waiver or other appropriate measures dealing with Dofasco's shareholder rights plan, receipt of required regulatory consents and approvals, the absence of litigation, no material adverse change at Dofasco and certain other conditions.

Shareholders may obtain a copy of the take-over bid circular and other materials (when available) on the SEDAR web site at www.sedar.com.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler. +352 4792 2360
Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(USA and Canada)
Jackie King (Hill & Knowlton Canada)
+1 613 298 8014
jackie.king@hillandknowlton.ca

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free. from the EU and Switzerland)
+33 1 41 25 9898

File No. 82-34727

arcelor

Press release

Arcelor engages into strategic partnership for Erdemir

Luxembourg, December 29, 2005 - Arcelor and the Turkish pension fund OYAK (Ordu Yardımlaşma Kurumu) have agreed on December 23, 2005 that Arcelor will acquire, subject to certain conditions, 41% of Ataer Holding A.Ş., a wholly owned OYAK subsidiary, that has been founded to acquire a 49.29% equity stake of Erdemir (Eregli Demir ve Çelik Fabrikaları A.Ş).

This move will allow Arcelor to develop its position in the growing Turkish and regional steel markets, leveraging the performance of the high quality assets of Erdemir. The Turkish steelmaker will benefit from the technology and innovation leadership, powerful sourcing and extensive global commercial network of Arcelor to further boost its operational excellence.

The price offered by Oyak for Erdemir shares in a public auction organized by the Turkish Privatization Administration on October 4, 2005, (USD 2.77 billion for a 46.12% stake) will be the reference for the acquisition by Arcelor of the stake in Ataer.

The transaction is subject to various regulatory approvals, including the Turkish Competition Authority. Further details will be disclosed upon the closing of the transaction between Arcelor and Oyak.

Notes to the editor :

1. *In the context of the privatization process, Oyak additionally obtained the right to acquire 3.17% in Erdemir from the Development Bank of Turkey (TSK), allowing it to acquire a total equity stake of 49.29% in Erdemir.*
2. *Separately, Arcelor holds approximately 5% of the capital of Erdemir.*

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - aspires to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and aspires to be a benchmark for economic performance, labour relations and corporate social responsibility.

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: +352 4792 2360

Luc Scheer: +352 4792 4455
Jean Lasar: +352 4792 2359

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites +34 98 512 60 29

(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
+33 1 41 25 9898